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May 25, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rolf Sundwall

David Irving

John Dana Brown

Justin Dobbie

Division of Corporation Finance

Office of Finance

Re:	Capitol Investment Corp. V

Registration Statement on Form S-4

Filed March 19, 2021

File No. 333-254470

Ladies and Gentlemen:

On behalf of our client, Capitol Investment Corp. V (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 16, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on March 19, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Q: I am a Capitol warrant holder. Why am I receiving this proxy statement/consent solicitation statement/prospectus?, page xiv

1.	Please revise to state that immediately after the business combination, warrant holders will not be able to exercise their warrants for a period, and include a cross reference to the risk factor “We are not registering the shares of New Doma Common Stock issuable upon exercise of the warrants” on page 25.

Response: The Company acknowledges the Staff’s comment and has revised page xiv of the Registration Statement accordingly.

May 25, 2021

Structure of the Business Combination, page 2

2.	Please revise the diagrams on page 2 to indicate the percentages of voting and economic interests for each of the stakeholders.

Response: The Company acknowledges the Staff’s comment and has revised the diagrams on page 2 of the Registration Statement accordingly.

Consideration to Capitol Holders, page 4

3.	Disclose here the formula by which Class B Common Stock of Capitol will convert into shares of New Doma Common Stock, or provide a cross reference to such a discussion.

Response: The Company acknowledges the Staff’s comment and has revised page 4 of the Registration Statement accordingly.

Subscription Agreements, page 5

4.	Please identify the PIPE Investors referenced in this section. Please also refile the Subscription Agreement filed as Exhibit 10.5 to identify the Subscribers who signed the agreement.

Response: The Company acknowledges the Staff’s comment and has revised pages 5, 137, 235, 236 and 256 of the Registration Statement to disclose the identities of certain PIPE Investors that (A) were previously disclosed in the Company’s press release announcing the signing of the Merger Agreement, which investors represent (1) those with the largest commitments in the PIPE Financing, (2) those affiliated with the Company and/or Doma and (3) those otherwise indicative of the sophistication and creditworthiness of the PIPE Investors as a whole or (B) are affiliated with, or greater than 5% shareholders of, the Company, Doma or any of their respective affiliates, directors or officers.

The Company respectfully submits that the identities of the remaining PIPE Investors are neither required to be disclosed in the Registration Statement nor material to a stockholder’s understanding of the Business Combination or the other proposals set forth in the Registration Statement. In this regard, the Company respectfully advises the Staff that:

●	such other PIPE Investors are sophisticated investors with significant assets and long track records of investments in public companies;

●	the Company is not aware of any potential creditworthiness or insolvency concerns with respect to such PIPE Investors;

●	such PIPE Investors are expected to be passive investors without any designees to the Company’s board of directors and do not (and are not anticipated to) otherwise exercise, directly or indirectly, any element of control over the Company, its board of directors or management team; and

●	no such PIPE Investors are affiliated with the Company, Doma or any of their respective affiliates, directors or officers.

May 25, 2021

The Capitol Board of Directors’ Reasons for Approval of the Business Combination, page 8

5.	Please balance your discussion of the positive factors considered by the Board of Directors by summarizing the uncertainties and risks and other potentially negative factors concerning the Business Combination considered by the Board of Directors as discussed on pages 86-87.

Response: The Company acknowledges the Staff’s comment and has revised pages 10 and 11 of the Registration Statement accordingly.

The provisions of the Proposed Certificate of Incorporation requiring exclusive forum, page 35

6.	Please reconcile the statement that the Proposed Certificate of Incorporation “will provide that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act” with Section 10.1 of the Proposed Certificate of Incorporation, which states that “the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.” Please also reconcile references in the risk factor disclosure to the federal district court for the District of Delaware or other state courts of the State of Delaware having jurisdiction in the event that the Chancery Court does not have jurisdiction and that the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction with the Proposed Certificate of Incorporation in Annex B which does not include such provisions.

Response: The Company acknowledges the Staff’s comment and has revised pages 38 and 39 of the Registration Statement accordingly.

If the security of the personal information that we (or our vendors) collect, store or process is compromised, page 47

7.	We note your statement that you have previously been the target of cyber attacks. Please disclose whether any such breaches were material to your business. Refer to CF Disclosure Guidance: Topic No. 2 - Cybersecurity, and Commission Statement and Guidance on Public Company Cybersecurity Disclosures, Release No. 33-10459.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Doma does not believe that the previous cyber attacks referred to on pages 51 and 52 of the Registration Statement were material or had a material impact on Doma’s business. Specifically, the cyber attacks referenced on pages 51 and 52 of the Registration Statement relate to a single incident of unauthorized access to a single, lower-level employee’s login ID for a short period of time in 2020. Doma conducted an investigation of the incident and determined that the breach resulted in unauthorized access to only limited information that was not material. Moreover, since discovery of such incident, Doma has implemented additional access controls to help safeguard against further such incidents. Accordingly, based on the Staff’s guidance in Release No. 33-10459, the Company does not believe further disclosure relating to this incident would be material to investors.

May 25, 2021

Background of the Transactions, page 80

8.	Please disclose Citi’s valuation of Doma and the metrics Citi utilized, as discussed on page 82.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Citi did not provide a valuation of Doma, but instead provided metrics regarding comparable companies that the Company considered in connection with making its own valuation determination. The Company has revised page 86 of the Registration Statement accordingly.

Certain Forecasted Financial Information for Doma, page 88

9.	Please disclose a citation, and link if available, to the Mortgage Bankers Association’s forecasts that Doma’s market share would increase “from less than 1% in 2020 to less than 5% in 2023.” Please also provide us with a copy of the forecast that supports this assumption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 89 and 92 of the Registration Statement to clarify that the forecasts of Doma’s market share were based on 2020 actuals and internal estimates of 2023 total closed orders divided by forecasts for the total number of U.S. mortgages originated, according to the Mortgage Bankers Association’s November 2020 forecasts for 2020 and 2023.

10.	Please remove the statement on page 88 that “You are cautioned not to rely on the forecasts” and the statement on page 89 that “reliance should not be placed on the forecasts.” Investors are entitled to rely on the disclosure in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised pages 92 and 93 of the Registration Statement accordingly.

Comparable Company Analysis, page 89

11.	Please disclose Doma’s ratio of enterprise value over estimated 2022 adjusted gross profit, Doma’s forecasted 2022 Gross Profit Margin and 2022 Gross Profit Growth %.

Response: The Company acknowledges the Staff’s comment and has revised page 94 of the Registration Statement accordingly.

12.	Please disclose why Metromile, Lemonade, and Root are considered comparable companies given how different title insurance is from the insurance products that Metromile, Lemonade, and Root sell. We note for example that, unlike other forms of insurance, title insurance does not involve recurring premiums. Similarly, disclose why you chose Opendoor as a comparable company; unlike Doma, Opendoor is focused on investing in real estate and owns real estate inventory. Discuss why you chose to rely on a comparable company analysis as opposed to another analysis, given the differences between these business models and Doma’s business model.

Response: The Company acknowledges the Staff’s comment and has revised pages 94 and 95 of the Registration Statement accordingly.

May 25, 2021

13.	Disclose how the enterprise values for the comparable companies was determined, and as of what date. In this regard we note significant volatility in the market value of the companies you used.

Response: The Company acknowledges the Staff’s comment and has revised page 94 of the Registration Statement accordingly. The Company further advises the Staff that the enterprise values for the comparable companies noted would have been higher in most cases if the Company had used stock price info as of a recent date preceding the date on which such data was selected (March 1, 2021). However, the Company elected to present to its board of directors information as of the most recent date prior to the board meeting to approve the business combination.

Closing Conditions, page 129

14.	Please revise to specify the “related agreements and transactions” that must be approved by the respective stockholders of Capitol and Doma as a condition to closing. Please also include the minimum cash condition in the list of closing conditions on page 129.

Response: The Company acknowledges the Staff’s comment and has revised pages 133 and 134 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 134

15.	We note you have a $13.9 million adjustment for Sponsor Covered Shares subject to vesting, contingent upon the price of New Doma Common Stock exceeding certain thresholds. Please tell us the following concerning this adjustment:

•	Given the contingent nature of the adjustment, how the adjustment meets the criteria to be presented as a Transaction Accounting Adjustment. Refer to Rule 11-02(a) of Regulation S-X;

•	Expand on the assumptions provided in Note 5 on page 144 used in the preliminary valuation (expected volatility, risk-free interest rate) to provide as many specifics as possible regarding the calculation; and

•	Provide an update, as applicable, to the fair value since this preliminary fair value was determined.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the adjustment for Sponsor Covered Shares meets the criteria to be presented as a Transaction Accounting Adjustment pursuant to Regulation S-X Rule 11-02(a), because the adjustment pertains to the accounting for the closing of the Business Combination as a reverse recapitalization. The reverse recapitalization is treated similarly to the issuance of equity and other instruments (including common shares, warrants and Sponsor Covered Shares) in exchange for the net assets of Capitol, therefore, the Sponsor Covered Shares did not meet the definition of contingent consideration under ASC 805 Business Combination. In connection with the accounting analysis of the Sponsor Covered Shares, the Company assessed them under ASC 815 Derivatives and Hedging and ASC 480 Distinguishing Liabilities from Equity and concluded that although the Sponsor Covered Shares are contingently issuable, they will be accounted for as derivative liabilities and measured at fair value as of the closing of the Business Combination. The Sponsor Covered Shares are specified in the Sponsor Support Agreement included as Exhibit 10.1 to the Registration Statement, an agreement entered into by the Company, the Sponsors and Doma in connection with the Merger Agreement. Please also refer to the “Description of the Business Combination” section of the Registration Statement and Note 5 of the unaudited pro forma condensed combined financial information for further disclosure of the Sponsor Covered Shares.

May 25, 2021

The Company respectfully advises the Staff that it has also included additional discussion on the assumptions used in the preliminary valuation in Note 5 of the unaudited pro forma condensed combined financial information. Further, the Company has updated the valuation inputs since this preliminary fair value was determined, including expected volatility and risk-free interest rate, and the corresponding preliminary fair value of Sponsor Covered Shares included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021.

16.	We note you have a $2.3 million adjustment for expected additional transaction-related expenses to New Doma post-Closing. Please tell us how this adjustment meets the criteria to be presented as a Transaction Accounting Adjustment under Rule 11-02(a)(6) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the adjustment for estimated transaction-related expenses of $2.3 million pertains to costs that did not qualify as offering costs, which may be deferred and charged against the gross proceeds of the offering, under Staff Accounting Bulletin Topic 5.A (“SAB 5.A”). In light of the Staff’s comments, the Company reassessed the nature of these costs per Rule 11-02(a)(6) of Regulation S-X and has removed the adjustment from the unaudited pro forma condensed combined statement of operations because they are depicting the initial costs of establishing a new public company, including new board of directors recruitment expenses and consulting fees related to the new equity awards and compensation plan for New Doma, rather than the accounting for the Business Combination. The Company has continued to defer direct and incremental costs under SAB 5.A as depicted in Note 2 d) and Note 2 e).

6. Liability for loss and loss adjustment expenses, page F-40

17.	Please revise your next amendment to include a discussion of the reasons for the favorable prior year development for both 2020 and 2019 herein and in the Results of Operations narrative on page 184.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 190, 191, 205 and F-82 of the Registration Statement to discuss the impact of “incurred but not reported” development and an explanation of the favorable prior year development for both 2020 and 2019, which was attributable to lower than expected claims under policies issued in prior years.

Doma Holdings, Inc.
Notes to Consolidated Financial Statements
Note 15. Commitments and Contingencies, page F-52

18.	We note your risk factor on pages 53-54 concerning potential litigations and legal proceedings. Please tell us, and revise your footnote as appropriate, to include the disclosure requirements in ASC 450-20-50 related to potential loss contingencies.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it evaluated the disclosure requirements in ASC 450-20-50 and determined that the likelihood of loss related to potential loss contingencies was not probable. In addition, the Company concluded that reasonably possible losses were not considered material and therefore, further revisions to the footnote were not necessary.

* * * *

May 25, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Christopher J. Clark, at (202) 637-2374.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

cc:	Mark D. Ein, Capitol Investment Corp. V

Eric Watson, Doma Holdings, Inc.

Paul F. Sheridan, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Stephen Salmon, Davis Polk & Wardwell LLP